Exhibit 99.1

PRESS RELEASE

All amounts in U.S. dollars

BROOKFIELD INFRASTRUCTURE CORPORATION ANNNOUNCES AT-THE-MARKET EQUITY ISSUANCE PROGRAM

BROOKFIELD, News, November 19, 2025 – Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) (“BIPC”) today announced that it has made the necessary Canadian and U.S. securities filings to enable an “at the market” equity issuance program (the “ATM Program”).

Under the ATM Program, BIPC may, at its discretion, offer and sell up to $400 million (or the Canadian dollar equivalent) of class A exchangeable subordinate voting shares (the “BIPC Shares”) directly from treasury. These shares may be sold to the public from time to time at prevailing market prices through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace in Canada or the United States where BIPC Shares may be traded. As a result, sale prices of the BIPC Shares sold under the ATM Program, if any, may vary among purchasers and throughout the distribution period. The ATM Program will provide BIPC with flexibility to issue BIPC Shares directly into the market at times when conditions are favorable.

Each BIPC Share will be exchangeable at the option of the holder for one non-voting limited partnership unit (each, an “LP Unit”) of Brookfield Infrastructure Partners L.P. (the “Partnership” and together with BIPC, “Brookfield Infrastructure”) (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIPC).

Brookfield Infrastructure intends to use the net proceeds from the ATM Program, if any, to facilitate repurchases by the Partnership of its LP Units under its normal course issuer bid (“NCIB”) program (subject to compliance with applicable securities laws) and for general corporate purposes.

Overall, the ATM Program, if exercised, is expected to be non-dilutive to Brookfield Infrastructure, as the combined number of LP Units and BIPC Shares outstanding is intended to remain generally unchanged, though there may be temporary fluctuations over the course of the distributions.

The BIPC Shares will be offered pursuant to an equity distribution agreement dated November 19, 2025 (the “Distribution Agreement”) entered among the Partnership, BIPC and RBC Dominion Securities Inc. and Scotia Capital Inc. (together, the “Canadian Agents”), and RBC Capital Markets, LLC and Scotia Capital (USA) Inc. (together, the “U.S. Agents” and, together with the Canadian Agents, the “Agents”, each an “Agent”). Sales may be made through “at the market distributions” as defined in National Instrument 44-102 – Shelf Distributions and in sales deemed to be an “at the market offering” as defined in Rule 415 promulgated under the U.S. Securities Act of 1933, as amended, and as otherwise permitted by applicable laws. The ATM Program will terminate upon the earlier of (i) the sale of all of the BIPC Shares subject to the Distribution Agreement, (ii) termination of the Distribution Agreement by BIPC or by the Agents as provided therein, or (iii) on February 28, 2027, in each case in accordance with the terms of the Distribution Agreement.

The ATM Program is being undertaken in Canada pursuant to a Canadian prospectus supplement dated November 19, 2025 (the “Canadian Prospectus Supplement”) to the Partnership and BIPC’s Canadian short form base shelf prospectus dated January 29, 2025 (together with the Canadian Prospectus Supplement, the “Canadian Prospectus”), which has been filed in each of the provinces and territories of Canada, and in the United States pursuant to a U.S. prospectus supplement dated November 19, 2025 (the “U.S. Prospectus Supplement”) to BIPC’s and the Partnership’s U.S. base prospectus (together with the U.S. Prospectus Supplement, the “U.S. Prospectus”) included in their joint U.S. registration statement on Form F-3, filed with the U.S. Securities and Exchange Commission on April 16, 2024 (as amended on May 24, 2024, January 29, 2025 and April 15, 2025, and declared effective on April 24, 2025). Before making an investment, potential investors should read the Canadian Prospectus or the U.S. Prospectus, as applicable, and other public filings by Brookfield Infrastructure for more information about Brookfield Infrastructure and the ATM Program. Copies of these documents, as well as the Distribution Agreement, are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The Agents participating in the ATM Program will arrange to send you the Canadian Prospectus or the U.S. Prospectus and the Distribution Agreement, as applicable, upon request by contacting, in the case of the Canadian Prospectus or the Distribution Agreement, RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com or Scotia Capital Inc., 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attention: Equity Capital Markets, phone: 416-863-7704, email: equityprospectus@scotiabank.com, or, in the case of the U.S. Prospectus or the Distribution Agreement, RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com or Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, New York, 10281, attention: Equity Capital Markets, phone: 212-225-6853, email: us.ecm@scotiabank.com.

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Infrastructure, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://www.brookfield.com.

Contact Information

Media:	Investor Relations:
John Hamlin	Stephen Fukuda
Director	Senior Vice President
Communications	Corporate Development & Investor Relations
Tel: +44 204 557 4334	Tel: +1 (416) 956 5129
Email: john.hamlin@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “expected”, “intends”, “may” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the potential distribution of BIPC Shares pursuant to the ATM Program, the aggregate value of BIPC Shares that may be issued pursuant to the ATM Program, the expectation that the ATM Program is expected to be non-dilutive and that the aggregate number of LP Units and BIPC Shares is intended to be generally unchanged over the course of the ATM Program, the expected use of net proceeds, if any, from the ATM Program and the potential repurchases by the Partnership of its LP Units under its NCIB program. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including under “Risk Factors” in the Canadian Prospectus and the U.S. Prospectus, each of BIPC and the Partnership’s most recent Annual Report on Form 20-F and the other documents incorporated by reference in the Canadian Prospectus and the U.S. Prospectus. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.